

Mail Stop 4628

November 25, 2016

Timothy A. Knox
President and Director
CSI Compressco LP
3809 S. FM 1788
Midland, Texas 79706

> **Re: CSI Compressco LP**
> **Registration Statement on Form S-3**
> **Filed November 4, 2016**
> **File No. 333-214456**

Dear Mr. Knox:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   It is unclear how many of the 12,962,000 common units you list in the fee table represent the common units issuable with respect to the PIK Units. Please revise to quantify that amount here and in the related disclosures at pages 53 and 54 in the "Selling Unitholders" section. Notwithstanding your reference in footnote (1) to the number being "adjusted to include any additional common units that may become issuable as a result of any unit distribution, split, combination or similar transaction," Securities Act Rule 416 would not cover these future issuances pursuant to operation of the PIK provisions. For further reference, please see the discussion which appears in CDI 116.18 (Securities Act Forms), including the following:

"[T]he company must make a good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, the company must file a new registration statement to register the additional shares…."

Information We Incorporate By Reference, page 1

2.   Please revise to incorporate by reference each of your Forms 8-K, including any amendments, filed since the end of your latest fiscal year as well as your Form 10-Q for the period ended September 30, 2016. In this regard, we note that you filed more than one Form 8-K on November 4, 2016. Refer to Item 12(a)(2) of Form S-3.

Who We Are, page 4

Organizational History, Limited Partnership Structure and Management, page 4

3.   We note that holders of Series A Preferred Units are entitled to receive quarterly distributions in kind in additional Series A Preferred Units. The amended partnership agreement which was filed as exhibit 3.1 to the Form 8-K filed on August 8, 2016, indicates that the distributions "shall be paid in Series A PIK Units." Please advise whether holders of the Series A Preferred Units have the option to receive the distributions in another form or pursuant to a different schedule.

Description of the Common Units, page 8

4.   In addition to your description of the common units, please also provide an enhanced description of the Series A Preferred Units in a manner that would be consistent with Item 202(d) of Regulation S-K.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources